EXHIBIT (j)(1)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Calvert Variable Products, Inc.:

We consent to the use of our reports, incorporated by reference herein, dated February 15, 2019 with respect to the financial statements of Calvert VP S&P 500 Index Portfolio, Calvert VP S&P MidCap 400 Index Portfolio, Calvert VP Nasdaq 100 Index Portfolio, Calvert VP Russell 2000® Small Cap Index Portfolio, Calvert VP EAFE International Index Portfolio, and Calvert VP Investment Grade Bond Index Portfolio, each a series of Calvert Variable Products, Inc., as of December 31, 2018, and to the references to our firm under the headings "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania

April 26, 2019